Exhibit 12.1
Associated Materials, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended
(Dollars in thousands)	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012	December 31, 2011
Earnings:
Loss before income taxes	$(50,805)	$(320,890)	$(30,986)	$(32,762)	$(223,223)
Plus: Fixed charges	95,224	94,287	91,706	87,544	87,982
Total (loss) earnings	44,419	(226,603)	60,720	54,782	(135,241)

Fixed charges:
Interest expense	83,494	82,527	79,751	75,520	75,729
Plus: Imputed interest on operating leases	11,730	11,760	11,955	12,024	12,253
Total fixed charges	$95,224	$94,287	$91,706	$87,544	$87,982

Ratio of earnings to fixed charges (1)	0.47	—	0.66	0.63	—

(1)
For the successor years ended January 2, 2016, January 3, 2015, December 28, 2013, December 29, 2012 and December 31, 2011, earnings were not adequate to cover fixed charges by $50.8 million, $320.9 million, $31.0 million, $32.8 million, and $223.2 million, respectively.